UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. INITIAL)*


POSITRON FIBER SYSTEMS CORPORATION
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

737398107
(CUSIP Number)

July 23, 1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[	]	Rule 13d-1(b)
[x	]	Rule 13d-1(c)
[	]	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1)NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Knight, Bain, Seath & Holbrook Capital Management Inc.

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	[	]
(b)	[	]

3)SEC USE ONLY

4)CITIZENSHIP OR PLACE OF ORGANIZATION

Incorporated in the Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)SOLE VOTING POWER

784,100 Class A Common Shares

6)SHARED VOTING POWER

NIL

7)SOLE DISPOSITIVE POWER

784,100 Class A Common Shares

8)SHARE DISPOSITIVE POWER

NIL

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

784,100 Class A Common Shares

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*

Not Applicable

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.79%

12)TYPE OF REPORTING PERSON*

Not Applicable

ITEM 1(A)-NAME OF ISSUER

POSITRON FIBER SYSTEMS CORPORATION

ITEM 1(B)-ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

5101 Buchan Street
Montreal, Quebec
H4P 2R9


ITEM 2(A)-NAME OF PERSON FILING

Knight, Bain, Seath & Holbrook Capital Management Inc.

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

1 Toronto Street
Suite 708
Toronto, Ontario
M5C 2V6

ITEM 2(C)-CITIZENSHIP

Canada

ITEM 2(D)-TITLE OF CLASS OF SECURITIES

Class A Common Shares

ITEM 2(E)-CUSIP NUMBER

737398107


ITEM 3-IF THIS STATEMENT IS FILED PURSUANT TO RULES SS 240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON IS FILING IS A:

(a)	[	]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c)
(c)	[	]Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C.78C).
(d)	[	]Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8)
(e)	[   	]An investment adviser in accordance with SS 240.13d-1(b)(l)ii)(E);
(f)	[	]An employee benefit plan, or endowment fund in accordance with
SS 240.13d-1(b)(l)(ii)(F);
(g)	[	]A parent holding company or control person in accordance with
SS 240.13d-1(b)(l)(ii)(G);
(h)	[	]A savings associations as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3).
(j)	[	]Group, in accordance with SS 240.13d-1(b)(l)(ii)(J).


ITEM 4-OWNERSHIP

Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in Item 1.

(A)	AMOUNT BENEFICIALLY OWNED

784,100 Class A Common Shares

(B)	PERCENT OF CLASS

5.79%

(C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote - 784,100 Class A Common Shares through Passive Investor - Knight, Bain, Seath & Holbrook Capital Management
Inc.

(ii)	shared power to vote or to direct the vote -Not Applicable

(iii)	sole power to dispose or to direct the disposition of - 784,100 Class A
Common Shares through Passive Investor - Knight, Bain, Seath & Holbrook
Capital Management Inc.

(iv)	shares power to dispose or to direct the disposition of - Not Applicable

ITEM 5-OWNERSHIP OF 5% OR LESS OF A CLASS

Not Applicable

ITEM 6-OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

The purpose of this transaction reported on this Form Schedule 13G is investment on behalf of our clients. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

ITEM 7-IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

Not Applicable

ITEM 8-IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9-NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10-CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1998
Date

(s)\Peter S. Pennal
Signature

PETER GEORGE PENNAL,
Vice-President/Secretary-Treasurer
Name/Title